ALPHA BANK

RECEIVED

2005 FEB -8 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Athens, February 3, 2005
Our reference No.13.1.9

Attention: Special Counsel, Office of
International Corporate Finance

05005614

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.J. BILIONI

dlw 2/10

ENCLOSURES: (1)

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr

ATHENS 2004
OFFICIAL BANK

INVITATION
TO THE EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

In accordance with Law 2190/1920 "On Corporate Legislation", as amended, and Article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E. are invited to the Extraordinary General Meeting (E.G.M.) on Tuesday March 1, 2005, at 09.30, at the Athens Hilton Hotel, 46 Vassilissis Sophias Avenue.

AGENDA

1. Approval of the draft contract and deed for the merger of "Alpha Bank A.E" and "Delta Singular S.A." by absorption of the latter by the former, approval of the Merger Balance Sheet of "Alpha Bank A.E.", the relevant certificates of the Auditors, the Report of the Board of Directors, according to Article 69, paragraph 4 of Law 2190/1920 and granting of authorisation for the signing of the notarial deed and the performance of any other act or statement required to this purpose.
2. Increase of the Share Capital of "Alpha Bank A.E." by the amount of the share capital contributed by "Delta Singular S.A.", resulting from its absorption. Decrease of the Share Capital of "Alpha Bank A.E.", by the amount which corresponds to the par value of the shares of the Absorbed Company owned by the Absorbing Company. Increase of the Share Capital of "Alpha Bank A.E." by the capitalisation of reserves for the rounding off of the nominal value of each share of "Alpha Bank A.E. " to Euro 5,35. Issue and distribution of shares. Amendment of Article 5 of the Articles of Incorporation and granting of an irrevocable order to the Board of Directors for the settlement of any fractional rights.
3. Approval of all deeds, actions and statements, until today, of the Board of Directors of "Alpha Bank A.E." and of its representatives and proxies relative to the aforementioned merger.

All shareholders have the right to participate in the Extraordinary General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Extraordinary General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.) bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday February 23, 2005 in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).
Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania and Alpha Bank a.d. Skopje or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service) by February 23, 2005.

Due to the fact that, for the items of the agenda, increased quorum is required, Shareholders are requested to deposit in time, as stated above, the share binding certificates and in the event they are unable to attend the Meeting in person, to nominate a proxy to represent them.

Athens January 25, 2005
The Board of Directors

ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, February 4, 2005
Our reference No.13.1.11

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS   A.J. BILIONI

ENCLOSURES: (1)

ATHENS 2004
OFFICIAL BANK

Completion of purchase through the transfer of shares [4.2.2005]

Following the signing of an agreement, on 26 January 2005, to purchase a 88.64% stake in serbian bank Jubanka a.d. Beograd, for a total consideration of Euro 152 million, Alpha Bank announces that on Thursday, 3 February 2005 the above transaction was completed through the transfer of shares to the ownership of the Bank.